EXHIBIT 2.8

                            [UNOFFICIAL TRANSLATION]

                                  BANK DISCOUNT
                          Division for Large Companies
                              Yehuda Halevy St. 27
                                 Tel Aviv 65136

DATE:  MARCH 2, 2004
TO:    TEFRON LTD. COMPANY NUMBER 52 004340 7 (THE "COMPANY")

                       RE : GRANT OF CONDITIONED EXTENSION

  1. We hereby relate to the irrevocable-undertaking letter which was signed by you in our favor on December 14, 1999 (the "undertaking letter").

  2. In accordance with the undertaking letter, you agreed, among other obligations, to cause that the actual shareholders' equity, as detailed in the financial statements of the company, will not be at any time under the amount of US $ 67,000,000 (sixty seven million
        USD), all as detailed in the undertaking letter.

  3. Per your request and subject to the provisions of the undertaking letter, we hereby provide you with our consent to extend the period to be in compliance with the provision mentioned in section 2 above and in the undertaking letter, up to and not later than December 31, 2004.

  4. For avoidance of any doubt, our consent to the above mentioned postponement is conditioned upon the accurate and complete fulfillment, to our discretion and satisfaction and according to our understanding and exclusive determination and judgment, of all the following accumulative conditions, at all times, as described in this letter - otherwise, our consent according to this letter will be deem void retrospectively with all the meaning derived therefore, and these are the conditions:

        4.1 The rate of the shareholder's equity detailed in the financial statements of the Company will not be at all times less than 20% of the consolidated balance sheet and the amount of the actual shareholder's equity will not be less than US $40,000,000 (forty million US dollars), except in the financial statements for December 31, 2003, and until and not including the financial statements for March 31, 2004, in which, and only in these, the actural shareholder's equity shall not be less than US $36,500,000, and its rate shall be at the least 18% of the total balance sheet.

        4.2 There shall not be any violations and/or non-performance and/or non-due-payment of any amounts by you according to the provisions of your various obligations towards us.

        4.3   There shall not be any worsening of your condition.

        4.4 No split shall be made in your company, your company shall not merge or be consolidated with another corporation and no change shall be made in the structure of control in your company, all - directly and/or indirectly and in any way or manner, unless you have received our consent.


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  5.    The above mentioned does not decrease but adds to the rest of your commitments towards us according to different documents that were signed and/or shall be signed by you in our favor, that continue to be fully valid in their full scope and our rights according those documents are definitely secured.

  6. You shall receive similar consents also from all the other banks/financial institutions which have securities over your property and assets and you will deliver to us copies of those consents to us, and all the provisions and the conditions of those consents shall supplement to our rights according to this letter according to our judgment and according to our determination, shall be deemed as if they were included originally also in this letter.

  7.    Our above consent is valid until December 31, 2004.

  8. You must sign this letter (validated by a lawyer as written below) as evidence to your agreement to its content and to your undertaking to act accordingly and hand it back to us not later then Wednesday, 3.3.04, otherwise - this letter shall be deem null and void and as if it has never been issued.



                                                 Respectfully,
                                                 /s/
                                                 ISRAEL DISCOUNT BANK LTD

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        To
        Israel Discount Bank Ltd
        (the "Bank")

        We agree with the above and hereby undertake towards the Bank to act accordingly. Please debit our account with US $ 1,000 to be credited to the Bank as a partial participation from our part in the expenses born by the Bank in connection with the handling of our above request.

        Date _____________                    ________________
                                              Tefron Ltd

        I the undersigned Lawyer ____________ who serves as the lawyer of Tefron Ltd registration number 51 004340 7 (the "Company") confirm hereby to Israel Discount Bank Ltd (the "Bank") that the above document was signed on behalf of the Company by Messers _________________________ authorized in their signature to bind the Company towards the Bank and this according to resolutions of the authorized organs of the Company that were duly adopted and in effect of the Company's Memorandum and By-Laws, in a manner that this document binds the Company, is enforceable against the Company by the Bank and is in force towards the Bank for any intent and purpose.